UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TotalEnergies SE

(Exact name of registrant as specified in its charter)

Republic of France	001-10888	98-0227345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices) (Zip Code)

Jean-Pierre Sbraire
Chief Financial Officer
Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name and telephone number, including
area code, of the person to contact in
connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for fiscal year ended ____________.

TotalEnergies SE is providing on this Form SD disclosure in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Section 1 – Conflict Minerals Disclosure

Item 1.01(b)

CONFLICT MINERALS DISCLOSURE

TotalEnergies SE (collectively with its consolidated subsidiaries, “TotalEnergies”) is providing herein disclosure in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, which implements reporting and disclosure requirements related to certain minerals (referred to as “conflict minerals” under the Rule) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”). For the Reporting Period, “Conflict Minerals” are defined in the Rule as the following minerals (regardless of their geographic origin): cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, limited to tin, tantalum and tungsten and a “Covered Country” is defined in the Rule as the Democratic Republic of the Congo or an adjoining country.

This conflict minerals disclosure is also publicly available at TotalEnergies’ website: https://totalenergies.com/sustainability/creating-shared-value/supply-chain1

I.	Diligence and Reporting Process

TotalEnergies has established a management system to implement a diligence and reporting process concerning Conflict Minerals in accordance with the Rule. This process is coordinated at the Holding level with designated division coordinators at the level of the following business segments and operational entities (Exploration & Production, Integrated LNG, Integrated Power, Refining & Chemicals, Trading & Shipping, Marketing & Services and TotalEnergies Global Procurement) who contact the relevant parties (such as business managers and purchasing departments). These division coordinators report the results of the diligence process to the Holding level.

For this Reporting Period, Saft Groupe S.A. (“Saft”), a subsidiary in the Integrated Power business segment, Hutchinson S.A. (“Hutchinson”) and TotalEnergies Petrochemicals & Refining (“TEPR”), subsidiaries in the Refining & Chemicals business segment, and TotalEnergies Charging Services S.A.S. (“TECS”), a subsidiary in the Marketing & Services business segment, identified products which each had manufactured, or contracted to have manufactured, that contained Conflict Minerals, namely tin, tantalum, tungsten and/or gold (collectively, “3TG”), that were necessary to the functionality or production of those products.

A. Saft is a leading manufacturer of batteries for the industrial infrastructure and processes, transportation, civil and military electronics markets, energy storage, transportation and telecommunication markets. Saft focused its diligence efforts on the suppliers of components and parts (the “Relevant Suppliers”), which were determined by Saft to contain or potentially contain 3TG, i.e., electronics and electric components, and which were incorporated into products manufactured by Saft (the “Relevant Products”).

With the assistance of a third party retained by it to assist with supplier outreach and data validation of the responses received from suppliers (the “Service Provider”), Saft conducted in good faith a reasonable country of origin inquiry (the “RCOI”) regarding the sourcing of the necessary Conflict Minerals, designed to determine whether any of them had originated in a Covered Country or were from recycled or scrap sources. To complete the RCOI, Saft and the Service Provider engaged the Relevant Suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative.

The Relevant Suppliers had the ability to share information at a level at which they were most comfortable (i.e., company, product or user-defined) but they had to specify the declaration scope. A limited number of the Relevant Suppliers replied by providing their company’s formal policy on Conflict Minerals. Both Saft and the Service Provider followed up with suppliers who did not respond to the initial request. Saft does not make purchases of raw ore or refined 3TG minerals directly from smelters or refiners. Saft’s supply chain includes many third parties between the original sources of the necessary Conflict Minerals and the products manufactured by it. Saft does not have direct contractual relationships with smelters and refiners and relies on its suppliers to provide information on the original sources of the necessary Conflict Minerals in the Relevant Products and on information provided by the Service Provider and independent third-party audit programs.

1 References to website in this Form SD are provided for convenience only, and their contents are not incorporated by reference into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.

Based on the Relevant Suppliers’ responses, Saft could identify the potential use in their supply chain of smelters in a Covered Country. A substantial number of these smelters were in compliance with the Responsible Minerals Assurance Process Initiative assessment protocol as set forth by the RMI, without independent verification by Saft, and a small number of these smelters were identified as not conformant with this protocol, without independent verification by Saft. Based on the information provided to Saft and on Saft’s own diligence efforts, it is not possible to conclusively determine whether the necessary Conflict Mineral provided from this small number of smelters are found in a product manufactured by Saft during the Relevant Period.

Saft’s contracts with its suppliers require them to source responsibly, and Saft maintains an active dialogue with its suppliers on this topic. As a result, Saft does not have any reason to believe that the necessary Conflict Minerals contained in the Relevant Products in the Reporting Period directly or indirectly financed or benefitted armed groups in the Covered Countries.

B. Hutchinson is a global leader in vibration control, fluid management and sealing technologies. Hutchinson reached out to all of its suppliers and identified the products containing necessary Conflict Minerals during the Reporting Period: automotive fluid transfer lines, anti-vibration and sealing systems, and aerospace industrial applications (the “Hutchinson Relevant Products”), which are found in the following business activities of Hutchinson: precision sealing systems, fluid management systems, body sealing systems, anti-vibration systems, aerospace, defense & industry, belt drive systems.

Hutchinson conducted in good faith a RCOI regarding the sourcing of the necessary Conflict Minerals in the Hutchinson Relevant Products to determine whether any had originated in a Covered Country or were from recycled or scrap sources. To complete the RCOI, Hutchinson surveyed its suppliers to collect information about the presence and source of the necessary Conflict Minerals. Suppliers responded by submitting a CMRT or sending an email or letter to Hutchinson. Hutchinson followed up with suppliers who did not respond to its initial request. Hutchinson relies on the information provided to it by its suppliers.

Based on the suppliers’ responses, it was determined that a substantial percentage of Hutchinson’s suppliers in terms of annual turnover certified that the necessary Conflict Minerals supplied to it either originated from recycled or scrap sources or did not originate from the Covered Countries. A small percentage of suppliers in terms of annual turnover sourced necessary Conflict Minerals during the Reporting Period from one or more of the Covered Countries for the Hutchinson Relevant Products. A review of these suppliers by Hutchinson revealed them to be reputable and mainly included major suppliers of the automotive and aerospace industries, including publicly listed companies. The small percentage of non-responsive suppliers for the Reporting Period were in a high majority small suppliers in terms of annual turnover.

The origin of some of the necessary Conflict Minerals in the Hutchinson Relevant Products could be traced to smelters that are compliant with the Responsible Minerals Assurance Process Initiative assessment protocol as set forth by the RMI, without independent verification by Hutchinson.

Hutchinson’s standard agreement with its suppliers requires them to fill out the survey questions set forth under the CMRT and Hutchinson maintains an active dialogue with its suppliers on this topic. Hutchinson does not have any reason to believe that their necessary Conflict Minerals contained in its products in the Reporting Period directly or indirectly financed or benefited armed groups in the Covered Countries.

C. TEPR is a global leader in the production of Polymers. The polymers business unit produces and supplies a wide range of polymers and develops solutions meeting the customer’s specifications. TEPR conducted a reasonable analysis of its suppliers and identified a product containing a Conflict Mineral during the Reporting Period: Polystyrene compounds for electric appliances (“TEPR Relevant Product”).

TEPR conducted in good faith a RCOI regarding the sourcing of the necessary Conflict Mineral in the TEPR Relevant Product to determine whether any had originated in a Covered Country or were from recycled or scrap sources. To complete the RCOI, TEPR surveyed its supplier to collect information about the presence and source of the necessary Conflict Mineral. The supplier responded by submitting a CMRT and its Conflict Minerals policy confirming by email that the products sold to TEPR did not originate from a Covered Country. TEPR relies on the information provided to it by its supplier. TEPR does not make purchases of raw ore or refined 3TG minerals directly from smelters or refiners.

D. TECS’ purpose is to lead the electric mobility activity within TotalEnergies. From an operational perspective, TECS ensures the development, supply, and technical support of these services and solutions including hardware, software and professional services. TECS reached out to its suppliers of components that were determined to contain or potentially contain 3TG, i.e., electronics and electric components, and which were incorporated into products manufactured by TECS (the “TECS Relevant Products”).

TECS conducted in good faith a RCOI regarding the sourcing of the necessary Conflict Minerals in the TECS Relevant Products to determine whether any had originated in a Covered Country or were from recycled or scrap sources. To complete the RCOI, TECS surveyed its suppliers to collect information about the presence and source of the necessary Conflict Minerals. Suppliers responded by submitting a CMRT or sending an email or corporate policy statement letter. TECS followed up with suppliers who did not respond to their initial request. TECS relies on the information provided to it by its suppliers. TECS does not make purchases of raw ore or refined 3TG minerals directly from smelters or refiners. Its supply chain includes many third parties between the original sources of the necessary Conflict Minerals and the products manufactured by it.

Based on the suppliers’ responses, it was determined that substantially all suppliers had a Conflict Minerals policy within their entity. The small number of suppliers that sourced necessary Conflict Minerals during the Reporting Period from one or more of the Covered Countries are considered to be reputable, including a publicly listed company. Most of its suppliers are distributors who depend on other suppliers, and who may not maintain conflict mineral information on products that pass through their business.

II.	Principles

TotalEnergies ensures that contractual conditions are negotiated in an equitable manner with its suppliers. TotalEnergies’ Code of Conduct reminds this requirement and the three essential principles that guide TotalEnergies’ relations with its suppliers: dialogue, professionalism and compliance with commitments.

TotalEnergies expects its direct (tier one) suppliers to adhere and comply with the Fundamental principles of purchasing of TotalEnergies and to ensure that their own suppliers and subcontractors also comply with them2. These principles are as follows:

•	Principle 1: Respect human rights at work (such as prohibition and prevention of forced labor and child labor),

•	Principle 2: Protect of health, safety and security,

•	Principle 3: Act in favor of climate,

•	Principle 4: Preserve the environment (such as water, air, soil, biodiversity),

•	Principle 5: Prevent corruption, conflicts of interest and fight of fraud,

•	Principle 6: Respect competition law,

•	Principle 7: Promote economic and social development.

The Fundamental principles of purchasing are available in French and English on the TotalEnergies website (refer to the URL provided above).

TotalEnergies has put in place a supplier assessment procedure, by independent third parties, to identify and prevent the risks of serious violations of human rights and fundamental freedoms and people’s health and safety and the environment. Supplier awareness-raising actions are also carried out during meetings with suppliers, particularly the Suppliers Day event that brings TotalEnergies’ strategic suppliers together every two years.

In December 2018, TotalEnergies committed to pursuing its efforts with regard to decent work and respect for human rights in its supply chain by signing six commitments contained in the United Nations Global Compact, and, in this context, participates in discussions sessions with other companies and certain webinars. TotalEnergies also participates in the IPIECA Supply Chain Working Group.

2 Saft have defined fundamental principles of procurement specific to their activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TotalEnergies SE

Date: May 29, 2026	By:	/s/ JEAN-PIERRE SBRAIRE
Name: Jean-Pierre SBRAIRE
Title: Chief Financial Officer